CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

MARKETING AND ADMINISTRATIVE

SERVICES AGREEMENT

JEFFERSON NATIONAL LIFE INSURANCE COMPANY (“Finn”) and Russell Financial Services, Inc. (“Distributor”) mutually agree to the arrangements set forth in this Marketing and Administrative Services Agreement (the “Agreement”) effective May 1, 2011. Firm and the Distributor are referred to collectively herein as the “Parties.”

WHEREAS, Firm is the issuer of variable annuity contracts and variable life insurance policies (the “Contracts”);

WHEREAS, Firm has entered into an Participation Agreement, dated as of May 1, 2011, (the “Participation Agreement”), with Russell Investment Funds, a Massachusetts business trust (the “Trust”) and Distributor, pursuant to which the Trust agreed to make shares of certain of its portfolios, listed in Schedule A, as such Schedule may be amended from time to time (the “Portfolios”), available for purchase by one or more of Finn’s separate accounts or divisions thereof (each, a “Separate Account”) for Contract owners to allocate Contract value;

WHEREAS, Firm desires to provide for the marketing of the Portfolios and provide certain administrative and recordkeeping services (collectively, the “Services”) to Contract owners in connection with their allocation of Contract value and purchase payments to the Portfolios; and

WHEREAS, Distributor desires to compensate Firm in recognition of its provision of the Services;

NOW THEREFORE, the Parties agree as follows:

Section I — Representations and Warranties

(A) Firm represents and warrants that it is an insurance company licensed under the laws of the State of Texas.

(B) Firm represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions on brokerage transactions directed to it by a Portfolio.

(C) Firm represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions directed to it by any Portfolio from any broker or dealer which has executed portfolio securities transactions for that Portfolio.

(D) Firm represents and warrants that it has not entered into any agreement with any Portfolio or Distributor or any of Distributor’s affiliates pursuant to which that Portfolio or Distributor or any of Distributor’s affiliates is expected to direct brokerage commissions to it to compensate it for promoting or selling any Portfolio’s shares.

Section II — Services; Payments

(A) Finn shall perform or provide for the performance of all Services with respect to Contract owner values and Firm’s assets from which investments in shares of the Portfolios are made, including, without limitation, the following services:

(1) Maintaining separate records for each Contract owner, which shall reflect the Portfolio shares purchased and redeemed with respect to and Portfolio share balances attributable to such Contract owners. Finn will maintain an omnibus account with each Portfolio on behalf of Contract owners, and such accounts shall be in the name of Firm (or its nominee) as the record owner of Portfolio shares attributable to such Contract owners.

(2) Disbursing to or crediting to the benefit of Contract owners all proceeds of redemptions of shares of the Portfolios in relation to Contract owner requests to redeem their Contract value and processing all dividends and other distributions reinvested in shares of the Portfolios.

(3) Preparing and transmitting to Contract owners, as required by law, periodic statements showing allocations to sub-accounts investing in the Portfolios, purchases and redemptions of Portfolio shares and dividends and other distributions paid in relation to Contract owner transaction requests, and such other information as may be required, from time to time, by Contract owners.

(4) Generating written confirmations to Contract owners with respect to transactions relating to the Portfolios, to the extent required by law.

(5) Administering the distribution to existing Contract owners of Portfolio prospectuses, proxy materials, periodic reports to shareholders and other materials that the Portfolios provide to their shareholders.

(6) Aggregating and transmitting purchase and redemption orders to the Portfolios on behalf of, or with respect to, Contract owners.

(7) Providing marketing assistance.

(8) Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the foregoing Services.

(B) The Distributor shall calculate the administrative support services fee set forth in Schedule A at the end of each calendar quarter and will make such payment to Finn, without demand or notice by Firm, within 45 days thereafter, in a manner mutually agreeable by the Parties from time to time.

(C) Finn will furnish to Distributor or its designees such information as Distributor or its delegates may reasonably request, and will otherwise cooperate with Distributor in the preparation of reports concerning this Agreement, as well as any other reports or filing that may be required by law.

Russell—JNL Admin Agreement 5-1-11

Section III — Nature of Payments for Services

The Parties to this Agreement recognize and agree that Distributor’s payments to Firm are for marketing and administrative services only and do not constitute payment in any manner for investment advisory services. The amount of the marketing and administrative expense payments made by Distributor to Firm pursuant to this Agreement are not intended to be, and shall not be deemed to be, indicative of Distributor’s or its affiliates’ bona fide profits or of the actual costs to Firm of providing marketing and administrative services to Distributor.

Section IV — Disclosure

Consistent with any current legal requirements or legal requirements as may become effective, including without limitation, the Securities Exchange Act of 1934, the rules thereunder and the applicable rules of any self-regulatory organization, in effect at any time during the term of this Agreement, or as requested by Contract owners, Firm agrees to provide written point of sale disclosure to its Contract owners describing the Services provided by it pursuant to this Agreement, the payments made by Distributor pursuant to this Agreement and any other matters required under applicable law, rule or regulation.

Section V- Maintenance of Records

Each party shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services described herein. Upon the reasonable request of Distributor, Firm will provide Distributor or its representative, copies of all such records.

Section VI — Term and Termination

(A) This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated.

(B) This Agreement may be terminated with respect to any Portfolio by Distributor or by Firm without penalty, upon sixty (60) days’ prior written notice to the other party.

(C) This Agreement will automatically terminate on the date of termination of the Participation Agreement.

Section VII — Amendment; Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the Services and no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and signed by the Parties hereto.

Russell - JNL Admin Agreement 5-1-11

Section VIII — Notices

All notices and other communications to either Firm or Distributor will be duly given if mailed, or copied to the address set forth below, or at such other address as either party may provide in writing to the other party.

Jefferson National

Life Insurance Company

9920 Corporate Campus Drive, Suite 1000

Louisville, Kentucky 40223

Attn: General Counsel

Distributor:

Russell Financial Services, Inc.

1301 2” Ave

Seattle, WA 98101

Attn: General Counsel

Cc: Contract Administration

Section IX—Miscellaneous

(A) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and permitted assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

(B) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties, any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.

(C) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(D) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of New York.

(E) Severability. This Agreement shall be severable as it applies to each Portfolio, and action on any matter shall be taken separately for each Portfolio affected by the matter. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

Russell—JNL Admin Agreement 5-1-11

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of                 , 2011.

Jefferson National Life Insurance Company

Signature: /s/ Craig A Hawley
By:	Craig A Hawley
Title:	General Counsel
Date:	4/21/11

Russell Financial Services, Inc.

Signature: /s/ Debra Ramsey
Debra Ramsey
Chief Operating Officer – PCS
Russell Financial Services, Inc. 4-25-11

Russell—JNL Admin Agreement 5-1-11

SCHEDULE A

Portfolio Name	Fee*
RIF Equity Growth Strategy Fund	[**] bps annually
RIF Growth Strategy Fund	[**] bps annually
RIF Balanced Strategy Fund	[**] bps annually
RIF Moderate Strategy Fund	[**] bps annually
RIF Conservative Strategy Fund	[**] bps annually
RIF Aggressive Equity Fund	[**] bps annually
RIF Global Real Estate Securities Fund	[**] bps annually
RIF Non-U.S. Fund	[**] bps annually
RIF Core Bond fund	[**] bps annually
RIF Multi-Style Equity Fund	[**] bps annually

Fee	is based on average daily net assets attributable to Contract owner allocations of Contract value to the Portfolio.

Russell - JNL Admin Agreement 5-1-11

CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

First Amendment to Marketing and Administrative Services Agreement

Between

Jefferson National Life Insurance Company

and Russell Financial Services, Inc.

This First Amendment to the Marketing and Administrative Services Agreement, dated and effective as of October 31, 2013 (this “Amendment”), is entered into by and between Jefferson National Life Insurance Company (the “Firm”), and Russell Financial Services, Inc. (the “Distributor”).

WHEREAS, the Company and the Distributor are a party to a Marketing and Administrative Services Agreement (the “Agreement”) dated May 1, 2011; and

WHEREAS, the Company and the Distributor desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and consideration for which the receipt thereof is acknowledged hereto, the parties agree as follows:

1.	Schedule A of the Agreement is hereby deleted and replaced in its entirety with the Schedule A attached to this Amendment.

2.	Miscellaneous

a. The parties hereby reaffirm all of their representations, warranties, obligations and agreements as embodied in the Agreement.

b. This Amendment may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same Amendment.

c. Each of the parties hereto hereby make the following representations and warranties (i) it has the requisite corporate power and authority to execute, deliver and perform its obligations under this Amendment; and (ii) the execution and delivery of this Amendment: (a) has been duly authorized by all necessary corporate action on its part and (b) does not and will not require any authorization, consent, approval or license from or any registration, qualification, designation, declaration or filing with, any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

d. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

Jefferson National Life Insurance Company

By its authorized officer

By:	/s/ Craig A Hawley
Name:	Craig A Hawley
Title:	General Counsel
Date:	9/13/13

Russell Financial Services, Inc.

By its authorized officer

By:
Name:
Title:
Date:

REVISED

SCHEDULE A

Portfolio Name	Fee
RIF Equity Growth Strategy Fund	[**] bps annually
RIF Growth Strategy Fund	[**] bps annually
RIF Balanced Strategy Fund	[**] bps annually
RIF Moderate Strategy Fund	[**] bps annually
RIF Aggressive Equity Fund	[**] bps annually
RIF Global Real Estate Securities Fund	[**] bps annually
RIF Non-U.S. Fund	[**] bps annually
RIF Core Bond fund	[**] bps annually
RIF Multi-Style Equity Fund	[**] bps annually